--------------------------------------------------------------------------------
SEC 1746   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------



                                                    ----------------------------
                                                        OMB APPROVAL
                                                    ----------------------------
                UNITED STATES                       OMB NUMBER:        3235-0145
     SECURITIES AND EXCHANGE COMMISSION             ----------------------------
            WASHINGTON, D.C. 20549                  EXPIRES:   DECEMBER 31, 2005
                                                    ----------------------------
                                                    ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE........11
                                                    ----------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                           ACCESS ANYTIME BANCORP, INC
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00431F 10 5
                                 (CUSIP Number)

                                Norman R. Corzine
                                 P.O. Box 16810
                              Albuquerque, NM 87191
                                 (505) 299-0900
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 07, 2003

             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5               13D               Page ___ of ___ Pages

--------------------------------------------------------------------------------
(1)   Names of Reporting Persons, I.R.S. Identification Nos. of Above
      Persons (entities only).

  Norman R. Corzine
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member           (a)   / X /
      of a Group (See Instructions)                   (b)   /   /
--------------------------------------------------------------------------------
(3)   SEC use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)
          N/A
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2 (d) or 2 (e)
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
          USA
--------------------------------------------------------------------------------
Number of Shares             (7) Sole Voting
Beneficially owned               Power                      95,003
By Each Reporting            ---------------------------------------------------
Person with                  (8) Shared Voting
                                 Power                     175,958
                             ---------------------------------------------------
                             (9) Sole Dispositive
                                 Power                      95,003
                             ---------------------------------------------------
                             (10) Shared Dispositive
                                  Power                     15,958
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                     270,961
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
19.7% based on (i) 110,961 divided by a denominator of (a) 1,358,430 shares outstanding on March 13, 2003, plus (b) 51,900 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 160,000 unallocated ESOP shares divided by a denominator of 1,358,430.
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC 1746   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------



                                                    ----------------------------
                                                        OMB APPROVAL
                                                    ----------------------------
                UNITED STATES                       OMB NUMBER:        3235-0145
     SECURITIES AND EXCHANGE COMMISSION             ----------------------------
            WASHINGTON, D.C. 20549                  EXPIRES:   DECEMBER 31, 2005
                                                    ----------------------------
                                                    ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE........11
                                                    ----------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                           ACCESS ANYTIME BANCORP, INC
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00431F 10 5
                                 (CUSIP Number)

                              Kenneth J. Huey, Jr.
                                  P.O. Box 1569
                                Clovis, NM 88101
                                 (505) 762-4417
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 07, 2003

             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5               13D               Page ___ of ___ Pages

--------------------------------------------------------------------------------
(1)   Names of Reporting Persons, I.R.S. Identification Nos. of Above
      Persons (entities only).

Kenneth J. Huey, Jr.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                  (a)     / X /
                                                  (b)     /   /
--------------------------------------------------------------------------------
(3)   SEC use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)
          N/A
--------------------------------------------------------------------------------
(5)   Check if disclosure of Legal Proceedings is Required Pursuant to
      Items 2 (d) or 2 (e)
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
          USA
--------------------------------------------------------------------------------
Number of Shares             (7)  Sole Voting
Beneficially owned                Power                       -0-
By Each Reporting            ---------------------------------------------------
Person with                  (8)  Shared Voting
                                  Power                     254,228
                             ---------------------------------------------------
                              (9) Sole Dispositive
                                  Power                       -0-
                             ---------------------------------------------------
                             (10) Shared Dispositive
                                  Power                      94,228
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                      254,228
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
18.5% based on (i) 94,228 divided by a denominator of (a) 1,358,420 shares outstanding on March 13, 2003, plus (b) 51,900 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 160,000 unallocated ESOP shares divided by a denominator of 1,358,430.
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC 1746   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------



                                                    ----------------------------
                                                        OMB APPROVAL
                                                    ----------------------------
                UNITED STATES                       OMB NUMBER:        3235-0145
     SECURITIES AND EXCHANGE COMMISSION             ----------------------------
            WASHINGTON, D.C. 20549                  EXPIRES:   DECEMBER 31, 2005
                                                    ----------------------------
                                                    ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE........11
                                                    ----------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                           ACCESS ANYTIME BANCORP, INC
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00431F 10 5
                                 (CUSIP Number)

                               Robert Chad Lydick
                                  P.O. Box 1386
                                Clovis, NM 88101
                                 (505) 762-3771
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 07, 2003

             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5               13D               Page ___ of ___ Pages


--------------------------------------------------------------------------------
(1)   Names of Reporting Persons, I.R.S. Identification Nos. of Above
      Persons (entitites only).

  Robert Chad Lydick
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member                 (a)     / X /
      of a Group (See Instructions)                         (b)     /   /
--------------------------------------------------------------------------------
(3)   SEC use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)
          N/A
--------------------------------------------------------------------------------
(5)   Check if disclosure of Legal Proceedings is Required Pursuant to
      Items 2 (d) or 2 (e)
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
          USA
--------------------------------------------------------------------------------
Number of Shares             (7)  Sole Voting
Beneficially owned                Power                     -0-
By Each Reporting            ---------------------------------------------------
Person with                  (8)  Shared Voting
                                  Power                   231,177
                             ---------------------------------------------------
                             (9)  Sole Dispositive
                                  Power                     -0-
                             ---------------------------------------------------
                             (10) Shared Dispositive
                                  Power                    71,177
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               231,177
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
17.0% based on (i) 71,177 divided by a denominator of (a) 1,358,430 shares outstanding on March 13, 2003, plus (b) 4,080 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 160,000 unallocated ESOP shares divided by a denominator of 1,358,430.
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC 1746   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------



                                                    ----------------------------
                                                        OMB APPROVAL
                                                    ----------------------------
                UNITED STATES                       OMB NUMBER:        3235-0145
     SECURITIES AND EXCHANGE COMMISSION             ----------------------------
            WASHINGTON, D.C. 20549                  EXPIRES:   DECEMBER 31, 2005
                                                    ----------------------------
                                                    ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE........11
                                                    ----------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*

                           ACCESS ANYTIME BANCORP, INC
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00431F 10 5
                                 (CUSIP Number)

                                David Ottensmeyer
                                102 Crofton Court
                               Fairhope, AL 36532
                                 (334) 990-4488
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 07, 2003

             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5               13D               Page ___ of ___ Pages


--------------------------------------------------------------------------------
(1)   Names of Reporting Persons, I.R.S. Identification Nos. of Above
      Persons (entities only).

  David Ottensmeyer
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member                 (a)     / X /
      of a Group (See Instructions)                         (b)     /   /
--------------------------------------------------------------------------------
(3)   SEC use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)
          N/A
--------------------------------------------------------------------------------
(5)   Check if disclosure of Legal Proceedings is Required Pursuant to
      Items 2 (d) or 2 (e)
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
          USA
--------------------------------------------------------------------------------
Number of Shares             (7)  Sole Voting
Beneficially owned                Power                      -0-
By Each Reporting            ---------------------------------------------------
Person with                  (8)  Shared Voting
                                  Power                    189,580
                             ---------------------------------------------------
                             (9)  Sole Dispositive
                                  Power                      -0-
                             ---------------------------------------------------
                             (10) Shared Dispositive
                                  Power                     29,580
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                           189,580
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
14.0% based on (i) 29,580 divided by a denominator of (a) 1,358,430 shares outstanding on March 13, 2003, plus (b) 4,080 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 160,000 unallocated ESOP shares divided by a denominator of 1,358,430.
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC 1746   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------



                                                    ----------------------------
                                                        OMB APPROVAL
                                                    ----------------------------
                UNITED STATES                       OMB NUMBER:        3235-0145
     SECURITIES AND EXCHANGE COMMISSION             ----------------------------
            WASHINGTON, D.C. 20549                  EXPIRES:   DECEMBER 31, 2005
                                                    ----------------------------
                                                    ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE........11
                                                    ----------------------------


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*

                           ACCESS ANYTIME BANCORP, INC
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00431F 10 5
                                 (CUSIP Number)

                                Allan M. Moorhead
                            8322 Washington Place, NE
                              Albuquerque, NM 87113
                                 (505) 821-2563
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 07, 2003

             (Date of Event which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5               13D               Page ___ of ___ Pages


--------------------------------------------------------------------------------
(1)   Names of Reporting Persons, I.R.S. Identification Nos. of Above
      Persons (entities only).

  Allan M. Moorhead
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member           (a)     / X /
      of a Group (See Instructions)                   (b)     /   /
--------------------------------------------------------------------------------
(3)   SEC use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)
          N/A
--------------------------------------------------------------------------------
(5)   Check if disclosure of Legal Proceedings is Required Pursuant to
      Items 2 (d) or 2 (e)
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
          USA
--------------------------------------------------------------------------------
Number of Shares             (7)  Sole Voting
Beneficially owned                Power                     7,592
By Each Reporting            ---------------------------------------------------
Person with                  (8)  Shared Voting
                                  Power                   181,058
                             ---------------------------------------------------
                             (9)  Sole Dispositive
                                  Power                     7,592
                             ---------------------------------------------------
                             (10) Shared Dispositive
                                  Power                    21,058
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                             188,650
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
13.9% based on (i) 28,650 divided by a denominator of (a) 1,358,430 shares outstanding on March 13, 2003, plus (b) 4,080 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 160,000 unallocated ESOP shares divided by a denominator of 1,358,430.
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

                           ITEM 1. SECURITY AND ISSUER

      The title of the class of equity securities to which this statement on
Schedule 13D relates is the common stock $.01 par value, of Access Anytime BanCorp, Inc., 5210 Eubank Blvd., NE, Albuquerque, NM 87111.

                         ITEM 2. IDENTITY AND BACKGROUND

(a)   NAME: (1) Norman R. Corzine
            (2) Kenneth J. Huey, Jr.
            (3) Robert Chad Lydick
            (4) Allan M. Moorhead
            (5) David Ottensmeyer

(b)   BUSINESS ADDRESS:
            (1) PO Box 16810, 5210 Eubank Blvd., NE, Albuquerque, NM 87191
            (2) PO Box 1569, 801 Pile Street, Clovis, NM 88101
            (3) PO Box 728, Clovis, NM 88102
            (4) 8322 Washington Place, NE, Albuquerque, NM 87113
            (5) 102 Crofton Ct, Fairhope, AL 36532

(c)   PRINCIPAL OCCUPATION:
            (1) Access Anytime BanCorp, Inc./PO Box 87191, 5210 Eubank Blvd.,
                NE, Albuquerque, NM 87111
                Chairman of the Board/CEO
            (2) Access Anytime BanCorp, Inc./PO Box 1569, Clovis, NM 88102
                Chief Financial Officer and Chief Administration Officer
            (3) Lydick Engineers and Surveyors, Inc., Inc./PO Box 728, Clovis,
                NM 88102
                President
            (4) Mechanical Representatives, Inc./8322 Washington, Pl, NE,
                Albuquerque, NM 87113
                President & CEO
            (5) Retired Healthcare Consultant 102 Crofton Ct., Fairhope, AL
                36532

(d)         (1) No
            (2) No
            (3) No
            (4) No
            (5) No

(e)         (1) No
            (2) No
            (3) No
            (4) No
            (5) No

(f)         (1) USA
            (2) USA
            (3) USA
            (4) USA
            (5) USA

            ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On May 1, 2000, 240,000 shares were purchased by a leveraged ESOP with an ESOP loan in the amount of $1,350,000 from The Frost National Bank, San Antonio, Texas. The persons filing this statement are the members of the ESOP Committee which controls voting of the unallocated ESOP shares (i.e., shares which have not been allocated to participants). The Schedule 13D filing made on March 30, 2001 by the ESOP Committee reflected 16,000 shares that had been allocated and 224,000 that were unallocated. The amendment filed on March 13, 2002 reflected the allocation of 32,000 shares to participants. This amendment reflects the allocation of additional shares to the participants, thereby reducing the shares over which the ESOP Committee has shared voting power. 80,000 shares have been allocated and 160,000 are currently unallocated.

      In addition, the other shares shown as beneficially owned by each person are those shares not related to their membership on the ESOP Committee.

                         ITEM 4. PURPOSE OF TRANSACTION

      The reporting persons are the members of the ESOP Committee which controls voting of the unallocated shares in the ESOP and are therefore deemed to be the beneficial owners with shared voting power over the 160,000 unallocated ESOP shares. The reporting persons have no dispositive power over such unallocated shares. The purpose of the overall plan transaction is the funding of a leveraged ESOP for employees of the issuer and its subsidiary. The original Schedule 13D filing resulted from the naming of the reporting persons to the ESOP Committee. This amendment is triggered by changes (reductions) in certain individual beneficial ownerships of more than 1% since the previous filing, resulting from the allocation of shares to participants. The report on allocations of shares to participants that enabled the calculations to be made for this amendment was delivered to the Company on March 07, 2003.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  Please refer to Cover Page.
                  Mr. Norman R. Corzine has 51,900 in AABC Options Mr. Kenneth J. Huey, Jr. has 51,900 in AABC Options Mr. Robert Chad Lydick has 4,080 in AABC Options Mr. Allan Moorhead has 4,080 in AABC Options
                  Mr. David Ottensmeyer has 4,080 in AABC Options

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      160,000 shares are unallocated shares held in a leveraged ESOP (i.e., shares which have not been allocated to plan participants), a qualified plan under ERISA, for employees of the issuer and its subsidiary. The Trustee of the ESOP is First Financial Trust Company, Albuquerque, NM. The reporting persons do not have dispositive control over these shares. The shares were pledged as security for the ESOP loan to the ESOP Trust, and the ESOP loan was guaranteed by the issuer. The lending bank was The Frost National Bank, San Antonio, Texas. The reporting persons are members of the Board of Directors of the Company and have no plans or proposals of the type described in subparagraph (a) through (j) of Item 4, except as to be disclosed in the Company's Proxy Statement which is to be mailed around March 18, 2003.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Profit Sharing and Employee Stock Ownership Plan of First Savings Bank, F.S.B. (incorporated by reference from the Company's Registration Statement on Form 8-A, filed October 11, 1996, SEC File No. 001-12309)

Amendment Number One to Profit Sharing and Employee Stock Ownership Plan of First Savings Bank, F.S.B. (refiled) (incorporated by reference from the Company's Registration Statement on Form 8-A, filed October 11, 1996, SEC File No. 001-12309)

Amendment Number Two to Profit Sharing and Employee Stock Ownership Plan of First Savings Bank, F.S.B. (incorporated by reference from the Company's September 30, 1999 10-QSB, SEC File No. 0-28894).

Amendment Number Three to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK (Formerly First Savings Bank, F.S.B.) (incorporated by reference from the Company's September 30, 1999 10-QSB, SEC File No. 0-28894).

Amendment Number Four to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK (Formerly First Savings Bank, F.S.B.) (incorporated by reference from the Company's September 30, 1999 10-QSB, SEC File No. 0-28894).

Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK dated October 18, 2000 (incorporated by reference from the Company's Annual Report on form 10-KSB for the year ended December 31, 2000, SEC File No. 0-28894)

Amendment Number One to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK. (incorporated by reference from the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001, SEC File No. 0-28894).

Amendment Number Two to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK. (incorporated by reference from the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001, SEC File No. 0-28894).

Amendment Number Three to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK. (incorporated by reference from the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001, SEC File No. 0-28894).


Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03/13/03
------------------------------------------------------------------------------
Date
/s/ Norman R. Corzine
------------------------------------------------------------------------------
Signature
Norman R. Corzine, Chairman of the Board/CEO; Director
------------------------------------------------------------------------------
Name/Title

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03/13/03
Date
/s/ Kenneth J. Huey, Jr.
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Signature
Kenneth J. Huey, Jr., Chief Financial Officer and Chief Administration Officer; Director
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Name/Title

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03/13/03
Date
/s/ Robert Chad Lydick
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Signature
Robert Chad Lydick, Director
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Name/Title

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03/13/03
Date
/s/ Allan M. Moorhead
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Signature
Allan M. Moorhead, Director
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Name/Title

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03/13/03
Date
/s/ David Ottensmeyer
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Signature
David Ottensmeyer, Director
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Name/Title


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.